BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

August 26, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statements on Form N-6

Pacific Admiral VUL Flexible Premium Life Insurance Policy - File No. 333-238780

MVP VUL Admiral Flexible Premium Life Insurance Policy - File No. 333-238781

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563). Set forth below are responses to Staff comments dated July 28, 2020, received in connection with the above referenced Initial Registration Statement on Form N-6, filed May 29, 2020. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable.

GENERAL

1.	Staff Comment: Unless otherwise specified, our comments are made with respect to the Admiral VUL Registration Statement and reference page numbers in that registration statement. Please apply these comments to the parallel disclosure in the MVP VUL Registration Statement.

Response: Duly noted.

2.	Staff Comment: Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Response: We hereby confirm that any missing information and any additional exhibits will be included and filed via a pre-effective amendment to the registration statements.

3.	Staff Comment: Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Ms. Choo

August 26, 2020

Response: Duly noted.

4.	Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

Response: Other than reinsurance contracts, we hereby confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Policies.

PROSPECTUS

Benefits and Risks of Your Policy

Benefits of Your Policy

5.	Staff Comment: Under Accumulated Value on page 4, consider adding that starting in Policy Year 3 an Owner can access Accumulated Value allocated to designated Indexed Accounts by taking out an Alternate Loan.

Response: We added the following disclosure to this section:

“In addition, starting in Policy Year 3, if you have Accumulated Value allocated to designated Indexed Accounts (called Designated Accounts for Alternate Loan purposes), you can take out an Alternate Loan, and the money backing the loan will remain invested in the Designated Account(s).”

6.	Staff Comment: The term “Segment” is used throughout the Benefits and Risks of Your Policy section, but is not explained. Please explain the term “Segment” under Investment Options on page 4. (We note in this regard that other subsections provide brief explanations of important defined terms (e.g., see Guideline Premium Test in Death Benefit on page 3).

Response: We added the following to the last paragraph of the Investment Options subsection:

“A Segment is the portion of your Accumulated Value in an Indexed Fixed Option. We create a Segment when Accumulated Value is transferred from the Fixed Account to an Indexed Fixed Option.”

Risks of Your Policy

7.	Staff Comment: Under General Account on page 5 the Company states that its “ability to pay General Account guarantees, including the Death Benefit, is backed by [its] financial strength and claims paying ability. [It] may be unable to meet our obligations with regard to the General Account interest guarantee.” We understand that the Company has established a COVID-19 section on its website PacificLife.com which provides, among other things, updated information on the Company’s financial strength ratings. Please include the website address and a brief explanation of its content both in this section and in How Our Accounts Work— General Account on page 109.

Response: We added COVID disclosure and website information in a more prominent location –

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August 26, 2020

at the beginning of the “Benefits and Risks of Your Policy” section. In addition, we also added the website and similar language to the How Our Accounts Work – General Account section.

8.	Staff Comment: Under General Account on page 5, please remove “interest” from the statement “[w]e may be unable to meet our obligations with regard to the General Account interest guarantee.” The statement should apply to all guarantees under the General Account.

Response: We made the requested modification.

9.	Staff Comment: Under Indexed Interest Crediting Risk on page 5, the Company states that the Indexed Accounts have a guaranteed interest crediting rate of 0%. Please also disclose, if true, that this means that there will be no negative adjustment, even if referenced index performance is negative during the Segment Term.

Response: We added the following disclosure to this section:

“If there is a negative change in the Index (excluding dividends) at Segment Maturity, there will be no negative adjustment based on the performance of the Index.”

10.	Staff Comment: Under Indexed Interest Crediting Risk on page 5, please revise the second sentence to state that the Company credits interest, if any, at Segment Maturity to Accumulated Value in the Indexed Fixed Options that is based in part on any positive change in the Index (which excludes dividends) (the Segment Indexed Interest) and subject to a Participation Rate, Growth Cap, Indexed Threshold Rate, and/or Segment Adjustment Factor which limit the amount that will be credited for a one-year period even if the change in the Index is higher.

Response: We modified the second sentence as follows:

“We also credit interest (the Segment Indexed Interest), if any, at Segment Maturity to Accumulated Value in the Indexed Fixed Options that is based in part on any positive change in the Index, excluding dividends, and subject to a Participation Rate, Growth Cap, Indexed Threshold Rate, and/or Segment Adjustment Factor, as applicable, which may limit the amount that will be credited for a one-year period even if the change in the Index is higher.”

11.	Staff Comment: Under Segment Maturity on page 6, please disclose how long before the end of a Segment Term the new rates will be available. Please add this disclosure to other sections discussing Segment Maturity in the prospectus (e.g., on pages 82 - 92)

Response: We respectfully decline to add any further disclosure on timing and will continue to have the policy owner contact us or their life insurance producer for current rates that will apply to a new or maturing Segment. This is also consistent with recent Staff discussions on this topic.

12.	Staff Comment: Under Change in Growth Cap, Change in Indexed Threshold Rate, Change in Participation Rate and Change in Segment Adjustment Factor on page 6, please briefly explain Growth Cap, Indexed Threshold Rate, Participation Rate and Segment Adjustment Factor within their respective discussions.

Response: We added a brief explanation in each section.

13.	Staff Comment: Under Effect of Deductions on Indexed Interest on page 7, consider providing

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August 26, 2020

context for the statement that amounts deducted from the Indexed Accounts will receive a proportionate Segment Indexed Interest credit, by preceding the statement with a general statement that Segment Indexed Interest will be credited at the end of the Segment term.

Response: We added the following to this section [new disclosure underlined for your reference]:

“Segment Indexed interest is credited at the end of a Segment Term. Amounts deducted from the Indexed Fixed Options…”

Fee Tables

Table 1 –Transaction Fees

14.	Staff Comment: In the Minimum and Maximum surrender charge disclosure on page 8, please move all but the first sentence under When Charge is Deducted to a footnote.

Response: We moved the disclosure to a new footnote.

15.	Staff Comment: Footnote 3 on page 8 of the MVP VUL Registration Statement states “[t]his fee also applies to optional rider Face Amount increases, where applicable, but does not apply to scheduled Face Amount increases.” Footnote 3 appears to be inconsistent with the statement in footnote 2 that no fee is currently charged for increasing an optional rider. Since the maximum fee for increasing an optional rider is indicated in the table, please consider whether footnote 3 should be deleted.

Response: We removed the Footnote 3.

Table 2 –Periodic Charges Other Than Fund Operating Expenses

16.	Staff Comment: For consistency with the presentation of the Standard Loan charge, please add the current Alternate Loan Rider 2 Interest charge on page 9.

Response: We respectfully decline to add such disclosure. The Alternate Loan Rider 2 Interest Charge, on a current basis, may change more frequently than the more static Standard Loan interest charge on a current basis. The existing disclosure with the maximum guaranteed charge presented is consistent with Item 3, instruction 1(f) of Form N-6.

17.	Staff Comment: Under Scheduled Annual Renewable Term Rider on page 10, please remove the formatting break immediately prior to the row starting with Coverage charge so that the line items appear as part of the Rider.

Response: We made the requested modification.

18.	Staff Comment: Under Scheduled Annual Renewable Term Rider on page 10 the minimum and maximum guaranteed coverage charges are listed as $0.13—$12.20 per $1,000 of Rider Coverage Layer while the minimum and maximum current coverage charges are listed as $0.00. Please reconcile.

Response: The guaranteed coverage charge range min/max and the current charge referenced is

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accurate. At this time, we are not imposing a current coverage charge for this rider. If we initiate a current charge at a later time, we will provide a supplement and the charge will be confined to the maximum guaranteed charge of $12.20 per $1,000.

19.	Staff Comment: Under Premier LTC Rider on page 11 the profile of the representative insured used to illustrate the maximum guaranteed charge (male age 45) and the current charge (married male age 45) is different from the profile of the representative insured used to illustrate most other charges (male standard non-smoker age 45). Please supplementally explain the reason for this difference.

Response: We modified the representative insured for consistency.

20.	Staff Comment: Please revise the first sentence of footnote 2 to the Fee Tables on page 12 to discuss the factors that affect costs of insurance rates. In this regard, please compare the current disclosure in footnote 2 to the disclosure in footnote 4.

Response: We modified the disclosure accordingly.

21.	Staff Comment: In footnote 5 to the Fee Tables on page 12, please indicate in which account(s) interest on the Standard Loan Account and Standard Policy Debt accrues.

Response: The interest accrued is not added to any account until it becomes due on each Policy Anniversary. Any unpaid interest on each Policy Anniversary will be added to the Standard Loan Account. To provide clarification, we added the following disclosure [underlined for your reference]:

“Interest on the Standard Loan Account and Standard Policy Debt accrues daily and any loan interest that has accrued is due on each Policy Anniversary. Any unpaid interest on each Policy Anniversary will be added to the Standard Loan Account. On each Policy Anniversary…”

22.	Staff Comment: In footnote 7 to the Fee Tables on page 12, please remove “briefly” from the first sentence. The referenced section should discuss all material features of the riders.

Response: We made the requested modification.

Total annual Fund operating expenses

23.	Staff Comment: The Company states on page 13 that “[t]he range of expenses in the second row includes the effect of waiver and/or expense reimbursement arrangements that will remain in effect.” However, the minimum and maximum figures in the second row are the same as the range of expenses in the first row which do not reflect waivers and/or expense reimbursements. Please supplementally confirm that the waivers and/or reimbursements in effect do not affect the minimum and maximum figures in the second row.

Response: We hereby confirm that the portfolio fee percentage disclosure is correct for both before and after waivers and/or expense reimbursements. Any waivers and/or reimbursements in effect did not modify the minimum and maximum figures in the second row.

Terms Used in This Prospectus

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August 26, 2020

24.	Staff Comment: In the definition of Alternate Loan, for clarity, please remove “that” from “(the loan amount secured that remains in designated Indexed Accounts).”

Response: We made the requested modification.

25.	Staff Comment: Please add the following sentence to the definition of Alternate Policy Debt: “It is equal to the Alternate Loan Value plus any accrued Alternate Loan Interest Charged.”

Response: We made the requested modification.

26.	Staff Comment: Please add definitions for Alternate Loan Value, Designated Account, Designated Account Value and Premium Band to this section.

Response: We made the requested additions to the terms section.

27.	Staff Comment: The definition of Standard Loan appears incomplete. Please revise.

Response: We revised the definition as follows:

“Standard Loan – a loan taken under the Policy and secured by the Policy Accumulated Value amount transferred to the Standard Loan Account.”

Policy Basics

Timing of Payments, Forms and Requests

28.	Staff Comment: The last two sentences under When we make payments and transfers on page 23 (beginning “[w]e will pay interest at an annual rate of at least 1.00% …”) may be potentially confusing to policyholders as they suggest that there may be different rates of interest accrued on withdrawals and surrenders from the Fixed Options or the Indexed Fixed Options. Please consider whether the two sentences could be combined or otherwise clarified.

Response: We removed the first sentenced referenced to avoid any confusion.

Understanding Policy Expenses and Cash Flow

29.	Staff Comment: The cross reference to Policy Basics—Your Free Look Rights on page 26 appears misplaced. Please remove or revise to explain the reason for the cross reference.

Response: We removed the cross reference.

30.	Staff Comment: Please illustrate the cash flow for Alternate Loans in the chart on page 26.

Response: Since the amount used to secure the Alternate Loan stays invested the Indexed Fixed Options (Designated Accounts), there is no transfer or movement of accumulated value to a loan account. To avoid confusion, we excluded Alternate Loans from this diagram.

31.	Staff Comment: If interest on the Standard Loan Account Value that is used to secure Standard

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August 26, 2020

Policy Debt is also credited to the Standard Loan Account, on page 26 in the Standard Loan Account box, please note that interest is also credited on amounts in the account.

Response: We modified the box in the flow chart as follows [new disclosure is underlined for your reference:

“Standard Loan Account Accumulated Value set aside to secure a Standard Loan; any unpaid interest on each Policy Anniversary is charged on the Standard Loan Account.”

32.	Staff Comment: On page 26 in the box listing Monthly Deductions, please make Rider charge plural and add interest charges on loans to the list of deductions.

Response: We modified the box to make Rider charges plural. However, interest charges on loans are not part of the Monthly Deduction so no further change were made.

Policy Benefits

When We Pay the Death Benefit

33.	Staff Comment: The Company states on page 32 that it will “pay interest on the Proceeds from the date of death to the date the claim is paid at a rate not less than the minimum rate required by state law.” However, Company states on page 23 that it “will pay interest on the Death Benefit Proceeds from the date of death at a rate not less than the rate payable for funds left on deposit.” Please reconcile this discrepancy.

Response: We modified disclosure to provide consistency to the various references.

34.	Staff Comment: Please also note on page 23 that if payment of any lump sum Death Benefit Proceeds is delayed more than 31 calendar days, the Company will pay additional interest at a rate of 10% annually beginning with the 31st calendar day.

Response: This statement is accurate for “additional interest” applied if delayed more than 31 days. We also have a cross reference were state variations exist. The 10% applies to all states that are part of the Interstate Insurance Product Registration Commission (IIPRC) and the state variations section discloses the rates for those states that are not part of the IIPRC.

35.	Staff Comment: In the paragraph discussing escheatment on page 32, please consider disclosing whether escheatment of the Death Benefit Proceeds is revocable and whether the state is obligated to pay the Death Benefit Proceeds if a Beneficiary claims it with proper documentation.

Response: We made the first sentence of that paragraph bold and added the following to the paragraph:

“Once the Death Benefit Proceeds are paid to a state, any subsequent claim by a designated Beneficiary must be made with the applicable state. If a subsequent claim is made to the state, the state is obligated to pay the proceeds if proper documentation, as determined by the state, is presented.”

Optional Riders and Benefits

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Scheduled Annual Renewable Term Rider (S-ART)

36.	Staff Comment: The Company states on page 34 that the S-ART Rider provides no term insurance at the time of policy issue. Please disclose when term insurance becomes effective for this Rider.

Response: To provide clarification, we modified the first and third paragraphs as follows [new disclosure underlined for your reference]:

“The S-ART Rider provides for scheduled annual renewable term insurance Coverage in Face Amount without future medical underwriting after policy issue. In this Rider, a scheduled increase is referred to as a Term Increase, and is scheduled for a particular Policy Anniversary, as shown in the Policy Specifications. The Face Amount contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. This Rider must be elected at Policy issue. “

“This Rider provides no term insurance at the time of policy issue and only provides additional insurance coverage as scheduled on certain Policy Anniversaries. If you wish to have term insurance coverage at the time of policy issue, you must purchase another rider such as the Annual Renewable Term Rider (ART).”

37.	Staff Comment: The Company uses the term COI on page 35. Please add the definition for COI to the definitions section or spell out the term each time it is used.

Response: We modified the disclosure by spelling out the COI references.

Flexible Duration No-Lapse Guarantee Rider (FDNLG)

38.	Staff Comment: The Company states on page 35 that it “will provide you with reasonable notice (generally 90 calendar days)” prior to the effective date of a change to the allowable Investment Options. Please remove “generally” from the statement.

Response: We respectfully decline to make this change. There are circumstances, out of our control, in which an underlying fund may liquidate and not provide us the ability to provide 90 calendar days notice prior to such an event. Using “generally 90 calendar days” allows us some flexibility for unforeseen events.

Overloan Protection 3 Rider

39.	Staff Comment: The last bullet point under Rider Exercise Requirements on page 40 discusses the impact of this Rider on other Riders. Please move this discussion into a separate subsection with an appropriate heading.

Response: We made the requested modification.

Alternate Loan Rider 2

40.	Staff Comment: So that the loan options are discussed in one location, please consider moving the Alternate Loan Rider 2 disclosure currently on pages 42- 45 to the Withdrawals, Surrenders and Loans—Taking Out a Loan and including a cross reference to the relocated disclosure in this section.

Response: We made the requested modifications.

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August 26, 2020

41.	Staff Comment: The defined terms Standard Loan and Alternate Loan are not consistently capitalized. Please capitalized all defined terms. Please also change references to Alternate Loan Interest Charged to Alternate Loan Interest Charge throughout.

Response: We capitalized defined terms in this rider section. The reference to “Alternate Loan Interest Charged” is accurate and no changes were made. The reference is consistent with the rider policy form.

42.	Staff Comment: In the first bullet under “Here’s how it works when you take out an Alternate Loan” on page 43, please revise Indexed Options to refer to Indexed Fixed Options.

Response: We made the requested modification.

43.	Staff Comment: Under Changes to Designated Accounts on page 43 the Company states that it “will notify you in writing, at your last known address, of any changes to the Indexed Account(s) identified as Designated Account(s)…” Please disclose how far in advance notice will be provided to policyholders.

Response: We made the requested modification.

44.	Staff Comment: Under Declassification of a Designated Account on page 44 the Company states that “[u]nless you specify by Written Request, at Segment Maturity, the Segment Maturity Value will be reallocated to the same Indexed Account.” Please indicate the timeframe within which advance notice must be provided. Please make a corresponding change to the similar statement made under Termination of a Designated Account also on page 44.

Response: We made the requested modification.

45.	Staff Comment: Under Reclassifying Loan Types on page 44 the Company states that “[r]eclassifying a loan type changes the way debt is secured.” Please also reference other changes that result from loan reclassification including the change in interest rate and how charges are deducted.

Response: We modified that paragraph to include the following [new disclosure is for your reference]:

“Reclassifying a loan type changes the way debt is secured and may also change the current interest rate and the amount of interest charged on that debt.”

46.	Staff Comment: Under Reclassifying Standard Policy Debt as Alternate Policy Debt on page 44 the Company states that “[a] Lockout Period begins any time a deduction is taken from the Indexed Fixed Options as a result of a loan or withdrawal that is not part of a Systematic Distribution Program.” Please clarify whether the reference to “loan” is to a Standard Loan and/or an Alternate Loan. If necessary, please revise the definition of Lockout Period under Terms used in this Prospectus.

Response: We modified the reference from loan to Standard Loan which is now consistent with the Lockout Period definition in the Terms section. Thank you for pointing this out.

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August 26, 2020

47.	Staff Comment: Under Reclassifying Alternate Policy Debt as Standard Policy Debt on page 44 the Company states that if reclassification of Alternate Policy Debt results in a decrease to the Indexed Account Value, the Policy will enter a Lockout Period. Since a deduction must be made from the Designated Account(s) to reclassify Alternate Policy Debt as Standard Policy Debt, such reclassification should result in a decrease to the Indexed Value Account. Please explain when reclassification of Alternate Policy Debt would not result in a decrease in Indexed Account Value such that the Policy would not enter a Lockout Period.

Response: We added the following disclosure to the applicable paragraph:

“A decrease in Indexed Account Value will not occur if there is enough Fixed Account Value and/or Variable Account Value to transfer to the Standard Loan Account and cover the reclassification amount.”

How Premiums Work

Planned Premium Payments

48.	Staff Comment: Please disclose whether the scheduled premium payments continue for the life of the Contract or some other term. Please also disclose whether a policyholder can change or cancel scheduled premium payments and, if so, how the policyholder can do this.

Response: Since this is a flexible premium payment policy the policyholder is free to make premiums based on those scheduled premium payments or disregard the schedule altogether. We added disclosure regarding making a change, and made bold, existing disclosure that states “You do not have to make the premium payments you have scheduled”.

Deductions From Your Premiums

49.	Staff Comment: Please disclose the Premium Bands in this section unless they vary for each policyholder.

Response: The Premium Band will vary by policyholder. We also have existing bold language recommending that the policyowner work with their producer prior to purchase to determine the Premium Band that will apply.

Your Policy’s Accumulated Value

50.	Staff Comment: On page 73 in the statement “[i]f your Accumulated Value less any Total Policy Debt is insufficient to pay for Policy charges, your Policy will enter its Grace Period,” please add “plus any Indexed Termination Credit” after “Accumulated Value”.

Response: We made the requested modification.

Additional Credit

51.	Staff Comment: On page 74 the Company states that “[s]tarting in Policy Year 11, we will calculate an additional credit rate (also known as the Additional Credit Factor) for each policy

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month.” Please clarify whether “for each policy month” in this statement means each policy month after the commencement of Policy Year 11.

Response: It is intended that the calculation will occur each month after the start of Policy year 11. We added additional disclosure to provide clarification.

52.	Staff Comment: On page 74 the Company states that “[t]he calculated additional credit rate varies by several factors including …”. Please confirm that all factors are disclosed and how they are used to calculate the Additional Credit Factor.

Response: We confirm that all factors listed in determining which additional credit rate applies is listed.

53.	Staff Comment: On page 74 the Company states that “[t]he calculated additional credit rate may be 0%.” Please explain when this may be the case.

Response: The rate may be zero based on the various factors listed (e.g. Age, Sex, Risk Class, Death Benefit Option, etc.). We added additional disclosure.

54.	Staff Comment: On page 74 the Company cross references Your Investment Options—Indexed Fixed Options—Segment Adjustment Factor subsection for additional information. However, the Additional Credit discussion relates to additional credits to the Fixed Account Value and Variable Account Value. Please correct or remove the cross reference or add a sentence explaining why the cross reference is being made.

Response: We removed the cross reference.

55.	Staff Comment: In the example on page 74, the Company states that the “[a]dditional credit rate in year 11, month 1 is 0.10%.” Please explain in the example how 0.10% was determined.

Response: The example and the values used are hypothetical to show the function of the monthly calculation of the additional credit starting in Policy year 11 and are not tied to a specific insured. We added additional disclosure to the example to provide clarification.

56.	Staff Comment: Please supplementally confirm that the use of “Monthiversary” in each place it appears is intentional. If so, please explain the term.

Response: We changed the reference to “Policy month” for consistency with other disclosure in the prospectus.

Your Investment Options

Variable Investment Options

57.	Staff Comment: In the table of Funds and portfolio managers on page 79, please consider changing the heading “Manager” to “Portfolio Manager” for the Pacific Select Fund to be consistent with the labeling for the other investment options.

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Response: We made the requested modification.

58.	Staff Comment: In the discussion of investment advisers on page 79, please clarify that BlackRock Investment Management, LLC subadvises the Equity Index Portfolio and the Small-Cap Index Portfolio and that PLFA manages the other portfolios directly.

Response: We made the requested modification.

59.	Staff Comment: In the subsection Calculating unit values on pages 79-80, please add the disclosure required by Item 7(f)(4) of Form N-6.

Response: We added disclosure regarding days when unit values will not be calculated.

Indexed Fixed Options

60.	Staff Comment: In the table on page 82, please add the annual Maximum Indexed Fixed Option Charge Rate (3.00%) for the 1-Year High Cap Plus Indexed Account.

Response: We modified the table reference to include the annual rate; 0.25%/month (3.00% annually).

61.	Staff Comment: The Guaranteed Interest Rate is included in the table but not discussed in the text. Following the table on page 82, please add a heading for, and discussion of, the Guaranteed Interest Rate.

Response: We made the requested modifications.

62.	Staff Comment: Under Participation Rate on page 83, please illustrate how the Participation Rate may affect the amount of interest credited at the end of a Segment Term.

Response: There are existing hypothetical example tables and the steps that reflect the effect of the Participation rate on any interest credited in this section of the prospectus. The existing disclosure and how it is presented is consistent with recent Staff comments for the Participation Rate section.

63.	Staff Comment: On page 83, please add an appropriate heading for the discussions of the Indexed Account Additional Credit and Aggregate Adjustment Factor.

Response: We made the requested modification.

64.	Staff Comment: On page 83 the Company states that the Indexed Account Additional Credit Factor “is not guaranteed.” If accurate, please explain that the factor will never reduce the amount of interest credited at the end of a Segment Term.

Response: We modified that sentence to include the following (new disclosure is underlined for your reference):

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“This factor is not guaranteed and the Indexed Account Additional Credit Factor will never reduce the amount of interest credited at the end of a Segment Term.”

65.	Staff Comment: Please revise the following statements for plain English: “The Aggregate Adjustment Factor on a guaranteed basis is the same as the Segment Adjustment Factor since the Indexed Account Additional Credit Factor is non-guaranteed. The Aggregate Adjustment Factor on a current basis is the current Segment Adjustment Factor plus the Indexed Account Additional Credit Factor.”

Response: We modified the disclosure.

66.	Staff Comment: Under the hypothetical examples for the 1-Year Indexed Account and the 1-Year No Cap Indexed Account (current and guaranteed bases) on pages 85-89, if accurate, please add “This assumes all charges are deducted from the Fixed Account and/or the Variable Accounts” rather than “There are no deductions for Policy charges.”

Response: We modified the bullet as follows:

“All Policy charges are deducted from the Fixed Account Value and/or the Variable Account Value.”

67.	Staff Comment: Under the hypothetical examples for the 1-Year High Cap Plus Indexed Account (current and guaranteed bases) on pages 86 and 88, if accurate, please replace the second bullet under Assumptions with the following: “This assumes all charges are deducted from the Fixed Account and/or the Variable Accounts, including the annual 3.00% (0.25% monthly) Indexed Fixed Option Charge.”

Response: We modified the bullet as follows:

“All Policy charges, including the annual 3.00% (0.25% monthly) Indexed Fixed Option Charge, are deducted from the Fixed Account and/or the Variable Accounts.”

68.	Staff Comment: Under the hypothetical examples on pages 87-89 the Company illustrates how it credits interest to a Segment in the 1-Year Indexed Account, 1-Year High Cap Plus Indexed Account and 1-Year No Cap Indexed Account on a guaranteed basis. In each instance, please explain what “on a guaranteed basis” means.

Response: To provide clarification, we added additional disclosure to the introductory sentence of each example referenced above.

69.	Staff Comment: On page 89 under Here is how the Segments Work—Segment Value Change, please add “if any,” immediately after “Segment Guaranteed Interest.”

Response: We made the requested modification.

70.	Staff Comment: On page 89 under Here is how the Segments Work—Segment Deductions, if accurate, please remove the reference to withdrawals for Alternate Loans. Please also reconcile the statement that “[o]ver the Segment Term, money may be transferred from the Segments for … withdrawals and standard policy loans” with the statements elsewhere that “[o]nce a Segment is

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created, you cannot transfer Accumulated Value out of the Segment until the end of the Segment Term.”

Response: The Segment Deductions section is accurate. Transfers out of a Segment can be made for Monthly Deductions, withdrawals and for loan purposes. However, transfers between the Indexed Fixed Options to any other Investment Options are not allowed during the Segment Term. We modified the various references to the transfer of Accumulated Value out of a Segment in other areas to provide clarity and explain this distinction.

Withdrawals, Surrenders and Loans

Taking Out a Loan

71.	Staff Comment: On page 99 under Paying off your Standard Loan, please revise the heading and the disclosure as necessary so that the discussion addresses repayment of both Standard and Alternate Loans.

Response: We made the requested modifications to this section.

72.	Staff Comment: On page 100 under What happens if you do not pay off your loan, please revise disclosure to clarify where the disclosure applies to both Standard and Alternate Loans and add disclosure, where relevant, so that the discussion of the effects of taking out loans addresses both Standard and Alternate Loans.

Response: We made the requested modifications to this section.

Ways to Use Your Policy’s Loan and Withdrawal Features

73.	Staff Comment: Please confirm that the discussion of the use of loans in this section need not be modified in light of the higher interest rate and Rider charges applicable to Alternate Loans.

Response: We made additional disclosure regarding things to consider; loan type and the loan interest rate.

About Pacific Life

Distribution Arrangements

74.	Staff Comment: Under Additional Compensation and Revenue Sharing on page 112 the Company states that “[s]ubject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.” Please supplementally confirm that the Company has reviewed this disclosure in light of Regulation Best Interest.

Response: We removed “sales contests” from this section and confirm that the remaining language has been reviewed against, and is consistent with, Regulation Best Interest.

Where to Go for More Information

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August 26, 2020

75.	Staff Comment: If the SAI and other information is available from the Company by email request, please provide the email address under How to Contact Us. (See Instruction 1 to Item 1(b)(1) of Form N-6.)

Response: At this time, any requests for the SAI or other information is made via telephone or online on our company website.

76.	Staff Comment: Please remove the statement “[t]he SEC may charge you a fee for this information” in both places it appears in this section.

Response: We removed both instances.

STATEMENT OF ADDITIONAL INFORMATION

Withdrawal Features

77.	Staff Comment: The Company states on page 5 under Automated Income Options that “[y]ou are responsible to monitor your Policy’s Accumulated Value to ensure your Policy is not in danger of lapsing.” Please add that the Company will provide notice if the Policy’s Accumulated Value less Total Policy Debt is insufficient to pay the total monthly charge and will provide a Grace Period in which to pay sufficient premium to keep the Policy In Force and prevent it from lapsing.

Response: We added the following disclosure [underlined for your reference]:

“You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing. We will provide notice if the Policy’s Accumulated Value, plus any Indexed Termination Credit (see Indexed Fixed Options – Minimum Indexed Benefit Rider in the prospectus) less Total Policy Debt is not enough to pay the total monthly charge and will provide a Grace Period. The Grace Period allows you to pay sufficient premium to keep your Policy In Force and prevent your Policy from lapsing.”

POWERS OF ATTORNEY

78.	Staff Comment: The Powers of Attorney incorporated by reference into the registration statements do not appear to cover these registration statements. Please execute and file new Powers of Attorney with the pre-effective amendments authorizing the filing of these registration statements.

Response: We will include updated powers of attorney in a pre-effective amendment.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage